Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel     : +91 40 4900 2900

Fax    : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

July 26, 2018

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Hervycta® (trastuzumab biosimilar) in India”.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

DR. REDDY'S LABORATORIES LTD.	CONTACT
8-2-337, Road No. 3, Banjara Hills,	Investor relationS	Media relationS
Hyderabad - 500034. Telangana, India.	Saunak SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	Calvin Printer calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces

the launch of Hervycta® (trastuzumab biosimilar) in India

Hyderabad, India, July 26, 2018	For Immediate Release

Hyderabad, India, July 26, 2018 — Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY) announced today that it has launched Hervycta® (Trastuzumab), a biosimilar of Roche’s Herceptin® in India, indicated for the treatment of HER2-positive cancers (early breast cancer, metastatic breast cancer and metastatic gastric cancer).

Dr. Reddy’s Hervycta® is available in strengths of 150mg and 440mg multiple dose vials.

Commenting on the launch, MV Ramana, CEO- Branded Markets (India and Emerging Markets), Dr. Reddy’s Laboratories, said, “We strive every day to do what matters most for patients. Hervycta® is a step forward in our effort to accelerate access to cancer patients in India, in the Oncology biosimilar space.”

Dr. Raymond De Vré, Senior Vice President and Head, Biologics, Dr. Reddy’s Laboratories added “The launch of Hervycta® will immensely benefit women in India who are suffering from HER2-positive breast cancer and are in need of access to high quality, affordable and innovative medicines.”

Herceptin® (marketed as Herclon™ in India) and its biosimilars had India sales of approximately INR 290 Crore MAT for the most recent twelve months ending in December 2017, according to Ipsos*.

Dr. Reddy’s currently has four biosimilar products commercialized in India and various emerging markets, and an active pipeline of several biosimilar products in the oncology and immunology space.

*Ipsos India Tandem Oncology Monitor 2017 About Biosimilars Biosimilarity means[1]:

That the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components; and,

There are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity, and potency of the product.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.